Exhibit 1

EXECUTION COPY

GREY GLOBAL GROUP INC.,

WPP GROUP plc,

WPP 2005 plc,

and

AMERICAN STOCK TRANSFER & TRUST COMPANY,

as Trustee

THIRD SUPPLEMENTAL INDENTURE

Dated as of October 21, 2005

To the Indenture dated

as of October 28, 2003

5% Contingent Convertible Subordinated Debentures due 2033

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE, dated as of October 21, 2005 (this “Third Supplemental Indenture”) among WPP 2005 plc (to be renamed WPP Group plc upon the Scheme Effective Date (as defined below)), an English public limited company (“WPP Holdings”), WPP GROUP plc (to be renamed WPP 2005 plc upon the Scheme Effective Date), an English public limited company (“WPP”), GREY GLOBAL GROUP INC. (formerly known as Abbey Merger Corporation), a Delaware corporation and a wholly owned subsidiary of WPP (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, a trust company organized under the laws of the State of New York, as trustee (the “Trustee”). All capitalized terms used herein without definition shall have the meanings specified in the Indenture referred to below, unless otherwise specified.

WITNESSETH:

WHEREAS, Grey Global Group Inc. (“Grey”) and the Trustee heretofore executed and delivered an Indenture, dated as of October 28, 2003 (as supplemented and amended, the “Indenture”), pursuant to which Grey issued its 5% Contingent Convertible Subordinated Debentures due 2033 in the aggregate principal amount of $150,000,000 (as supplemented and amended, the “Debentures”), originally convertible into shares of common stock, par value $0.01 per share, of Grey (“Grey Common Stock”);

WHEREAS, as of September 11, 2004, WPP, the Company and Grey entered into an Agreement and Plan of Merger pursuant to which, on March 8, 2005, Grey merged with and into the Company, with the Company being the Surviving Corporation in such merger (the “Merger”);

WHEREAS, pursuant to the Merger, the outstanding shares of Grey Common Stock were converted into the right to receive either cash consideration or share consideration comprised of WPP Ordinary Shares or WPP ADSs;

WHEREAS, on February 28, 2005, WPP, the Company, Grey and the Trustee executed and delivered a First Supplemental Indenture pursuant to which (x) the Company expressly assumed all of Grey’s obligations under the Indenture from and after the Merger and (y) WPP became a co-obligor, jointly and severally with the Company, with respect to the payment of principal and interest under the Debentures and substantially all of the Company’s obligations under the Indenture from and after the Merger;

WHEREAS, on February 28, 2005, WPP, the Company, Grey and the Trustee executed and delivered a Second Supplemental Indenture pursuant to which, from and after the Merger, each $1,000 principal amount of Debentures became convertible into (a) WPP ADSs representing a number of WPP Ordinary Shares equal to the quotient of $522.46, divided by the Conversion Price (initially $8.84 per WPP Ordinary Share) and (b) $499.31 in cash (the “Cash Conversion Amount”) payable by WPP;

WHEREAS, pursuant to a Scheme of Arrangement (under Section 425 of the United Kingdom Companies Act 1985), dated August 31, 2005, between WPP and the holders of WPP

Ordinary Shares (the “Scheme”), on the effective date of the Scheme (the “Scheme Effective Date” ), (a) all outstanding WPP Ordinary Shares will be cancelled and extinguished, (b) new shares of WPP having an aggregate nominal amount equal to the cancelled and extinguished WPP Ordinary Shares will be allotted and issued to WPP Holdings (and as a result WPP will become a wholly-owned subsidiary of WPP Holdings), and (c) in consideration for the cancellation of the WPP Ordinary Shares and the issuance of WPP Ordinary Shares to WPP Holdings, WPP Holdings will allot and issue to holders of WPP Ordinary Shares one WPP Holdings Ordinary Share (as defined below) for each WPP Ordinary Share canceled under the Scheme;

WHEREAS, in satisfaction of the requirements of Section 11A.11 of the Indenture, pursuant to Article II of this Third Supplemental Indenture, after the Scheme Effective Date, the Holder of each Debenture shall have the right to convert such Debenture into (a) the Cash Conversion Amount and (b) WPP Holdings ADSs (as defined below) representing a number of WPP Holdings Ordinary Shares equal to the quotient of $522.46, divided by the Conversion Price (initially $8.84 per WPP Holdings Ordinary Share);

WHEREAS, it is expected that, shortly after the Scheme Effective Date, the capital of WPP Holdings will be reduced pursuant to Section 135 of the United Kingdom Companies Act 1985 and promptly thereafter, WPP Holdings, WPP and the Company will execute and deliver to the Trustee a Fourth Supplemental Indenture pursuant to which WPP Holdings will become a co-obligor, jointly and severally with the Company and WPP, with respect to the payment of principal and interest under the Debentures and substantially all of the Company’s obligations under the Indenture;

WHEREAS, in connection with the execution and delivery of this Third Supplemental Indenture, the Trustee has received an Officers’ Certificate and an Opinion of Counsel as contemplated by Sections 7.02, 9.06, 11A.11 and 12.04 of the Indenture;

WHEREAS, all other acts necessary to make this Third Supplemental Indenture a valid, binding and enforceable instrument, and all of the conditions and requirements set forth in the Indenture, have been performed and fulfilled and the execution and delivery of this Third Supplemental Indenture have been in all respects duly authorized.

NOW THEREFORE, the parties have executed and delivered this Third Supplemental Indenture, and each of the Company, WPP, WPP Holdings and the Trustee hereby agrees for the other parties’ benefit, and for the equal and ratable benefit of the Holders, as follows:

Article I.

DEFINITIONS

Section 1.01 of the Indenture is hereby amended by inserting the following new definitions in appropriate alphabetical order:

“Scheme” means Scheme of Arrangement (under Section 425 of the United Kingdom Companies Act 1985), dated August 31, 2005, between WPP and the holders of WPP Ordinary Shares.

“Scheme Effective Date” means the effective date of the Scheme.

“WPP Holdings” means WPP 2005 plc, and any and all successors thereto.

“WPP Holdings ADS” means the American depository shares of WPP Holdings.

“WPP Holdings Board of Directors” means the board of directors of WPP Holdings, or any authorized committee thereof.

“WPP Holdings Market Price” means, with respect to WPP Holdings Ordinary Shares, the average of the Last Reported Sale Price (as defined in Section 11B.01 of this Indenture) per share of WPP Holdings Ordinary Shares, and with respect to WPP Holdings ADSs, the average of the Last Reported Sale Price per WPP Holdings ADSs, for 20 consecutive trading days before the record date with respect to any distribution, issuance or other event requiring such computation, appropriately adjusted (as determined in good faith by the WPP Holdings Board of Directors, whose determination shall be conclusive) to take into account the occurrence, during the period commencing on the first of such 20 consecutive trading days and ending on such record date, of any event requiring adjustment of the Conversion Price under Article 11B of this Indenture.

“WPP Holdings Ordinary Shares” means the ordinary shares of WPP Holdings initially with a nominal value of 475 pence per share (subject to reduction to 10 pence).

Article II.

CONVERSION OF THE SECURITIES

Section 2.01 Amendment to Article 11A. Article 11A of the Indenture is hereby amended to add the following:

“11A.16 Effectiveness. This Article 11A shall be null and void and of no further force and effect from and after the Scheme Effective Date.”

Section 2.02 Addition of Article 11B. Effective as of the Scheme Effective Date, the Indenture is hereby amended to add the following Article 11B in satisfaction of the requirements of Section 11A.11 of the Indenture in connection with the Scheme:

“ARTICLE 11B

CONVERSION OF THE SECURITIES

11B.01 Conversion Privilege.

Subject to the provisions of this Article 11B, a Holder may at any time from and after the Scheme Effective Date, prior to the close of business on the Business Day immediately preceding October 15, 2033 (the “Conversion Expiration Date”) convert each $1,000 principal amount of Debentures into (i) a number of WPP Holdings ADSs representing WPP Holdings Ordinary Shares equal to $522.46 (the “Stock Conversion Amount”), divided by the Conversion Price in effect on the applicable Conversion Date and (ii) $499.31 in cash (the “Cash Conversion Amount”) to be paid by WPP. The “Conversion Price” shall be initially equal to the Initial Post-Merger Conversion Price, subject to adjustment pursuant to Section 11B.06.

“Initial Post-Merger Conversion Price” shall be equal to $8.84 per WPP Holdings Ordinary Share.

As promptly as practicable after the Scheme Effective Date, WPP Holdings shall give written notice to the Trustee and make a public announcement of the Scheme Effective Date.

A Debenture in respect of which a Holder elects to exercise its option to require repurchase pursuant to Section 3.11 or 3.16 may be converted only if such Holder withdraws its election in accordance with Section 3.11(d) and Section 3.12 or Section 3.16(c) and Section 3.17, as applicable. A Holder of Debentures is not entitled to any rights of a holder of WPP Holdings ADSs until such Holder has converted its Debentures to WPP Holdings ADSs, and only to the extent such Debentures are deemed to have been converted to WPP Holdings ADSs under this Article 11B.

The “Last Reported Sale Price” of the WPP Holdings Ordinary Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by The London Stock Exchange or, if the WPP Holdings Ordinary Shares are not reported by The London Stock Exchange, as reported in composite transactions for the principal securities exchange on which the WPP Holdings Ordinary Shares are traded. If the WPP Holdings Ordinary Shares are not reported by The London Stock Exchange and not listed for trading on a securities exchange on the relevant date, the “Last Reported Sale Price” of the WPP Holdings Ordinary Shares will be the average of the mid-point of the last bid and asked prices for the WPP Holdings Ordinary Shares on the relevant date quoted by each of at least three independent nationally recognized investment banking firms selected by WPP Holdings for this purpose. The “Last Reported Sale Price” of the WPP Holdings ADSs on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by The Nasdaq National Market or, if the WPP Holdings ADSs are not reported by The Nasdaq National Market, as reported in composite transactions for the principal U.S. securities exchange on which the WPP Holdings ADSs are traded. If the WPP Holdings ADSs are not reported by The Nasdaq National Market and not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for the WPP Holdings ADSs in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If the WPP Holdings ADSs are not so quoted, the “Last Reported Sale Price” will be the average of the mid-point of the last bid and asked prices for the WPP Holdings ADSs on the relevant date quoted by each of at least three independent nationally recognized investment banking firms selected by WPP Holdings for this purpose.

A “Trading Day” means, with respect to WPP Holdings Ordinary Shares, a day during which trading in securities generally occurs on The London Stock Exchange or, if the WPP Holdings Ordinary Shares are not then listed on The London Stock Exchange, on the principal other securities exchange on which the WPP Holdings Ordinary Shares are then listed or, if the WPP Holdings Ordinary Shares are not then listed on a securities exchange, on the principal other market on which the WPP Holdings Ordinary Shares are then traded. A “Trading Day” with respect to the WPP Holdings ADSs means a day during which trading in securities generally occurs on The Nasdaq National Market or, if the WPP Holdings ADSs are not then listed on The Nasdaq National Market, on the principal other U.S. national or regional securities exchange on which the WPP Holdings ADSs are then listed or, if the WPP Holdings ADSs are not then listed on a national or regional securities exchange, on the principal other market on which the WPP Holdings ADSs are then traded.

A “Dividend Payment Period” shall commence on each date on which WPP Holdings has announced that it (i) will make a Below Market Issuance, (ii) will distribute a Cash Dividend or an Asset Distribution, which distribution has a per share value as determined in good faith by the WPP Holdings Board of Directors exceeding 10% of the Last Reported Sale Price of WPP Holdings Ordinary Shares on the trading day immediately preceding the declaration date for such distribution or (iii) has commenced a Tender Offer, and end on the earlier of (a) the close of business on the business day immediately prior to the ex-dividend date with respect to such distribution or dividend (or in the case of a Tender Offer, at the close of business on the Business Day immediately prior to the expiration of the Tender Offer) and (b) the close of business on the first business day after the day on which WPP Holdings makes a public announcement that such distribution or dividend will not be issued or that such Tender Offer has been terminated.

A Holder may convert a portion of a Debenture equal to $1,000 or any integral multiple thereof. Provisions of this Indenture that apply to conversion of all of a Debenture also apply to conversion of a portion of a Debenture.

If a Debenture is called for redemption pursuant to Article 3, the right to convert such Debenture shall terminate at the close of business on the second Business Day before the Redemption Date for such Debenture (unless the Company shall default in making the redemption payment then due, in which case the conversion right shall terminate on the date such Default is cured and such Debenture is redeemed).

11B.02 Conversion Procedure.

To convert a Debenture, after the Scheme Effective Date, a Holder must satisfy the requirements in paragraph 8 of the Debentures and (i) complete and manually sign the irrevocable conversion notice on the back of the Debenture and deliver such notice to the Conversion Agent, (ii) surrender the Debenture to the Conversion Agent, (iii) furnish appropriate endorsements and transfer documents if required by the Registrar or the Conversion Agent, (iv) pay any transfer or other tax, if required by Section 11B.04 and (v) if the Debenture is held in book-entry form, complete and deliver to the Depositary appropriate instructions pursuant to the Depositary’s book-entry conversion programs. After the Scheme Effective Date, the date on which the Holder satisfies all of the foregoing requirements is the “Conversion Date.” As soon as practicable after the Conversion Date and in any event within five Business Days, (a) WPP Holdings shall deliver to the Holder through the Conversion Agent either a receipt or a book entry notation of the number of whole WPP Holdings ADSs issuable upon the conversion pursuant to Section 11B.05, (b) WPP shall pay to the Holder through the Conversion Agent the aggregate Cash Conversion Amount payable upon such conversion and (c) WPP shall pay to the Holder through the Conversion Agent cash in lieu of any fractional WPP Holdings ADSs.

After the Scheme Effective Date, the Person in whose name the Debenture is registered shall be deemed to be a holder on the Conversion Date of the WPP Holdings ADSs for which the Debenture is converted on such Conversion Date; provided, however, that no surrender of a Debenture on any date when the transfer books relating to the WPP Holdings ADSs shall be closed shall be effective to constitute the Person or Persons entitled to receive WPP Holdings ADSs upon such conversion as the registered holder or holders of such WPP Holdings ADSs on such date, but such surrender shall be effective to constitute the Person or Persons entitled to receive such WPP Holdings ADSs as the registered holder or holders thereof for all purposes at the close of business on the next succeeding day on which such transfer books are open; provided, further, that such conversion shall be at the Conversion Price in effect on the date that such Debenture shall have been surrendered for conversion, as if such transfer books had not been closed. Upon conversion of a Debenture, such Person shall no longer be a Holder of such Debenture.

Accrued interest (including Contingent Interest, accrued Tax Original Issue Discount and Additional Amounts, if any) on a Debenture shall not be cancelled, extinguished or forfeited but rather shall, except as otherwise set forth herein, be deemed paid by an applicable portion of the WPP Holdings ADSs issued upon conversion of such Debenture. Except as set forth in the preceding sentence, no payment or adjustment will be made for accrued interest (including Contingent Interest or Additional Amounts, if any) on a converted Debenture or for dividends or distributions on WPP Holdings ADSs issued upon conversion of a Debenture (provided that the WPP Holdings ADSs received upon conversion of Debentures shall continue to accrue Additional Amounts, as applicable, in accordance with the Registration Rights Agreement and shall be entitled to receive, at the next Interest Payment Date, any accrued but unpaid Additional Amounts with respect to the converted Debentures), but if any Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the next Interest Payment Date, then, notwithstanding such conversion, the interest (including Contingent Interest or Additional Amounts, if any), payable on such Interest Payment Date shall be paid to the Holder of such Debenture on such Interest Payment Date. In such event, such Debenture, when surrendered for conversion, must be accompanied by delivery of a check payable to the Conversion Agent in an amount equal to the interest (including Contingent Interest or Additional Amounts, if any), payable on such Interest Payment Date on the portion so converted. If such payment does not accompany such Debenture, the Debenture shall not be converted; provided, however, that no such check shall be required if such Debenture has been called for redemption on a redemption date within the period between and including such record date and such Interest Payment Date, or if such Debenture is surrendered for conversion on the Interest Payment Date. If the Company defaults in the payment of interest (including Contingent Interest or Additional Amounts, if any) payable on the Interest Payment Date, the Conversion Agent shall repay such funds to the Holder.

No fractional WPP Holdings ADSs shall be issued upon conversion of Debentures. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of full WPP Holdings ADSs that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Debentures (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional WPP Holdings ADS would be issuable upon the conversion of any Debenture or Debentures, WPP shall make a payment in lieu thereof in cash based on the current WPP Holdings Market Price of a WPP Holdings ADSs on the Conversion Date in addition to the Cash Conversion Amount.

Upon surrender of a Debenture that is converted in part, the Company, WPP and WPP Holdings shall execute, and the Trustee shall authenticate and deliver to the Holder, a new Debenture equal in principal amount to the unconverted portion of the Debenture surrendered.

11B.03 Adjustments Below Nominal Value.

Before taking any action which would cause an adjustment decreasing the Conversion Price so that the WPP Holdings Ordinary Shares represented by the WPP Holdings ADSs issuable upon conversion of the Debentures would be issued for less than the nominal value of such WPP Holdings Ordinary Shares, WPP Holdings will take all corporate action which may be necessary in order that WPP Holdings may validly and legally issue fully paid or credited as fully paid and nonassessable shares of such WPP Holdings Ordinary Shares represented by WPP Holdings ADSs issuable upon conversion of the Debentures at such adjusted Conversion Price.

11B.04 Taxes on Conversion.

If a Holder converts a Debenture, the Company or WPP Holdings shall pay any documentary, stamp or similar issue or transfer tax due on the issue of WPP Holdings Ordinary Shares or WPP Holdings ADSs upon such conversion. However, the Holder shall pay any such tax which is due because the Holder requests the shares to be issued in a name other than the Holder’s name. Each of the Company, WPP Holdings, the depositary for the WPP Holdings ADSs and the Conversion Agent may refuse to deliver the WPP Holdings Ordinary Shares or receipts representing the WPP Holdings ADSs being issued in a name other than the Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax which will be due because the shares are to be issued in a name other than the Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulations.

11B.05 WPP Holdings to Provide WPP Holdings Ordinary Shares and WPP Holdings ADSs.

WPP Holdings shall from time to time after the Scheme Effective Date as may be necessary, reserve, out of its authorized but unissued WPP Holdings Ordinary Shares, a sufficient number of WPP Holdings Ordinary Shares to permit the conversion of all outstanding Debentures into WPP Holdings ADSs issuable upon conversion of the Debentures.

The WPP Holdings ADSs to be issued upon conversion of Debentures bearing a legend as provided in Section 2.06(f) shall bear a legend substantially in the following form:

“THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. EACH PURCHASER OF THIS SECURITY IS HEREBY NOTIFIED THAT THE SELLER OF THIS SECURITY MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN

EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS SECURITY FROM THE HOLDER OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.”

WPP Holdings covenants that all WPP Holdings Ordinary Shares represented by the WPP Holdings ADSs delivered upon conversion of the Debentures shall be newly issued shares or treasury shares, shall be duly authorized, validly issued, and fully paid or credited as fully paid, and no further contribution in respect thereof will be required to be made to WPP Holdings by the holders thereof when issued, and shall be free from preemptive rights and free of any lien or adverse claim. WPP Holdings shall take such action from time to time as shall be necessary so that the aggregate nominal value of the WPP Holdings Ordinary Shares issued upon conversion of any Debenture or underlying the WPP Holdings ADSs issued upon conversion of any Debentures shall at all times be equal to or less than the Conversion Price then in effect.

WPP Holdings shall cause adequate availability to be maintained under a Registration Statement with respect to the WPP Holdings ADSs as necessary to allow conversion of the Debentures.

WPP Holdings will endeavor promptly to comply with all federal and state securities laws regulating the offer and delivery of WPP Holdings Ordinary Shares or WPP Holdings ADSs upon conversion of Debentures, if any, and will list or cause to have quoted such WPP Holdings Ordinary Shares and WPP Holdings ADSs on each national securities exchange or in the over-the-counter market or such other market on which the WPP Holdings Ordinary Shares or WPP Holdings ADSs are then listed or quoted.

11B.06 Adjustment of Conversion Price.

The Conversion Price shall be adjusted from time to time in connection with the occurrence of any of the following events after the Scheme Effective Date, without duplication, as follows:

(a) In case WPP Holdings shall pay or make a dividend or other distribution on WPP Holdings Ordinary Shares in WPP Holdings Ordinary Shares to all or substantially all holders of WPP Holdings Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction the numerator of which shall be the number of WPP Holdings Ordinary Shares outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this subparagraph (a), the number of WPP Holdings Ordinary Shares at any time outstanding shall not include shares held in the treasury of WPP Holdings (except to the extent such dividend or distribution is being made with respect to such shares) but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of WPP Holdings Ordinary Shares.

(b) In case the outstanding WPP Holdings Ordinary Shares shall be subdivided into a greater number of WPP Holdings Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the outstanding WPP Holdings Ordinary Shares shall be combined into a smaller amount of WPP Holdings Ordinary Shares, then the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(c) In case WPP Holdings shall issue to all or substantially all holders of its WPP Holdings Ordinary Shares, rights, warrants or options entitling such holders (for a period commencing no earlier than the record date described below and expiring not more than 60 days after such record date) to subscribe for or purchase WPP Holdings Ordinary Shares (or securities convertible into WPP Holdings Ordinary Shares) at a price per share less than the WPP Holdings Market Price with respect to the WPP Holdings Ordinary Shares at the record date for the determination of shareholders entitled to receive such rights, warrants or options (a “Below Market Issuance”), the Conversion Price in effect immediately prior thereto shall be adjusted so that the Conversion Price shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of WPP Holdings Ordinary Shares outstanding on such record date, plus the number of shares that the aggregate subscription or purchase price for the total number of WPP Holdings Ordinary Shares offered by the rights, warrants or options so issued (or the aggregate conversion price of the convertible securities offered by such rights, warrants or options) would purchase at such WPP Holdings Market Price, and the denominator of which shall be the number of WPP Holdings Ordinary Shares outstanding on such record date plus the number of additional WPP Holdings Ordinary Shares offered by such rights, warrants or options (or into which the convertible securities so offered by such rights, warrants or options are convertible). Such adjustment shall be made successively whenever any such rights, warrants or options are issued, and shall become effective immediately after such record date. If at the end of the period during which such rights, warrants or options are exercisable not all rights, warrants or options shall have been exercised, the adjusted Conversion Price shall be immediately readjusted to what it would have been upon application of the foregoing adjustment substituting the number of additional WPP Holdings Ordinary Shares actually issued (or the number of WPP Holdings Ordinary Shares issuable upon conversion of convertible securities actually issued) for the total number of shares of WPP Holdings Ordinary Shares offered (or the convertible securities offered).

(d) In case WPP Holdings shall distribute to all or substantially all holders of WPP Holdings Ordinary Shares (i) WPP Holdings’ equity securities (other than WPP Holdings Ordinary Shares), (ii) evidences of WPP Holdings’ indebtedness and/or (iii) other assets (including securities, but excluding (1) any rights, warrants or options referred to in clause (c) above, (2) any rights or warrants to acquire any capital stock of any entity other than WPP Holdings, (3) any dividends or distributions in connection with WPP Holdings’ liquidation, dissolution or winding-up, (4) any dividends payable solely in cash that may from time to time be declared by the WPP Holdings Board of Directors and (5) any dividends or distributions referred to in clause (a) above) (each of (i) , (ii) and (iii) , an “Asset Distribution”), in which case, the Conversion Price shall be adjusted so that the adjusted Conversion Price shall equal the number determined by multiplying the Conversion Price in effect on the record date with respect to the Asset Distribution by the fraction of “A/B,” where “A” is equal to the Last Reported Sale Price (as defined above) of WPP Holdings Ordinary Shares on such record date minus the fair market value on such record date (as determined in good faith by WPP Holdings Board of Directors, whose determination shall be conclusive evidence of such fair market value) of the portion of the Asset Distribution applicable to one share of WPP Holdings Ordinary Shares, and “B” is equal to such Last Reported Sale Price.

(e) In case WPP Holdings shall distribute or dividend to all or substantially all holders of WPP Holdings Ordinary Shares, cash (a “Cash Dividend”) that when combined with all other Cash Dividends paid with respect to such calendar year with respect to which such Cash Dividend is paid exceeds the applicable Per Share Dividend Threshold (the amount of such excess, the “Excess Dividend”) the Conversion Price shall be reduced so that the adjusted Conversion Price shall equal the number determined by multiplying the Conversion Price in effect on the record date with respect to the Cash Dividend by the fraction of “B/A,” where “A” is equal to the Last Reported Sale Price of WPP Holdings Ordinary Shares on such record date, and “B” is equal to such last reported sale price minus the amount of Excess Dividend applicable to one WPP Holdings Ordinary Share. The “Per Share Dividend Threshold” shall be equal to 8.7525 pence sterling with respect to calendar year 2005; and with respect to each subsequent calendar year, the Per Share Dividend Threshold shall be equal to the Per Share Dividend Threshold applicable to the prior calendar year multiplied by 1.125; provided, however, that the Per Share Dividend Threshold shall be appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of or other similar events with respect to WPP Holdings Ordinary Shares. For purposes hereof, the phrase “dividends paid with respect to” a calendar year shall mean dividends specifically paid out of the earnings of such calendar year. For purposes of calculating the aggregate amount of Cash Dividends paid by WPP Holdings with respect to calendar year 2005, the interim dividend paid by WPP per WPP Ordinary Share with respect to 2005 shall be deemed to have been paid with respect to that calendar year by WPP Holdings in respect of the WPP Holding Ordinary Shares.

(f) In case a tender or exchange offer (a “Tender Offer”) made by WPP Holdings or any subsidiary of WPP Holdings for all or any portion of the WPP Holdings

Ordinary Shares shall expire and such Tender Offer (as amended as of the expiration thereof) shall require the payment to holders of WPP Holdings Ordinary Shares of consideration per WPP Holdings Ordinary Share having a cash and fair market value and any other consideration included in such payment per WPP Holdings Ordinary Share (as determined by the WPP Holdings Board of Directors, whose determination shall be conclusive and described in a resolution of the WPP Holdings Board of Directors) that as of the last time (the “Expiration Time”) tenders or exchanges may be made pursuant to such Tender Offer (as it may be amended) exceeds the first reported sale price per WPP Holdings Ordinary Share on the Trading Day next succeeding the Expiration Time, the Conversion Price shall be decreased so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the Expiration Time by a fraction,

(i) the numerator of which shall be the number of WPP Holdings Ordinary Shares outstanding (including any tendered or exchanged shares) at the Expiration Time multiplied by the Last Reported Sale Price of a WPP Holdings Ordinary Share on the Trading Day next succeeding the Expiration Time, and

(ii) the denominator of which shall be the sum of (x) the fair market value (determined as aforesaid) of the aggregate consideration payable to holders of WPP Holdings Ordinary Shares based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares deemed so accepted up to any such maximum, being referred to as the “Purchased Shares”) and (y) the product of the number of WPP Holdings Ordinary Shares outstanding (less any Purchased Shares) at the Expiration Time and the Last Reported Sale Price of a WPP Holdings Ordinary Share on the Trading Day next succeeding the Expiration Time, such adjustment to become effective immediately prior to the opening of business on the day following the Expiration Time. If WPP Holdings is obligated to purchase shares pursuant to any such Tender Offer, but WPP Holdings is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such Tender Offer had not been made.

If an adjustment is required to be made as set forth in Section 11B.06(f) above, such adjustment shall be calculated based upon the amount by which the aggregate consideration paid for WPP Holdings Ordinary Shares acquired in the Tender Offer exceeds the value of such shares based on the first reported sale price of WPP Holdings Ordinary Shares on the Trading Day next succeeding the Expiration Time.

11B.07 No Adjustment.

No adjustment in the Conversion Price shall be required under Section 11B.06 unless the adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustment which by reason of this Section 11B.07 is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

With respect to Sections 11B.06(d) and (e) hereof, no adjustment to the Conversion Price shall be made if WPP Holdings provides that Holders of Debentures will participate in the Asset Distribution or the Cash Dividend, as applicable, on an as-converted basis without conversion. Furthermore, if the numerator of the fraction described in Sections 11B.06(d) and (e) hereof is less than 1 United Kingdom pence (including a negative amount) then in lieu of any adjustment of the Conversion Price, WPP shall make adequate provision so that each Holder of Debentures shall have the right to receive upon conversion, in addition to the cash payable by WPP and WPP Holdings ADSs issuable upon such conversion, an additional cash amount from WPP equal to the distribution or dividend such Holder would have received had such Holder converted such Debentures immediately prior to the record date for such distribution or dividend. In the case where this Indenture provides that a Conversion Price adjustment is effective upon the record date for a distribution or dividend, if the distribution or dividend is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such distribution or dividend had not been declared.

11B.08 Equivalent Adjustments.

If, as a result of an adjustment made pursuant to Section 11B.06 above, the holder of any Debenture thereafter surrendered for conversion shall become entitled to receive any shares of capital stock of WPP Holdings other than WPP Holdings ADSs representing WPP Holdings Ordinary Shares, thereafter the Conversion Price of such other shares so receivable upon conversion of any Debentures shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to WPP Holdings Ordinary Shares contained in this Article 11B.

11B.09 Notice of Adjustment.

Whenever the Conversion Price is adjusted pursuant to Section 11B.06, or Holders become entitled to other securities or due bills, WPP Holdings shall promptly mail to Holders a notice of the adjustment and file with the Trustee an Officers’ Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment and the Trustee may conclusively assume that, unless and until such certificate is received by it, no such adjustment is required.

11B.10 Notice of Certain Transactions.

After the Scheme Effective Date, WPP Holdings shall give notice to the Holders of record of the Debentures of the pending occurrence of each Below Market Issuance, Cash Dividend and Asset Distribution not less than twenty Business Days prior to the ex-dividend date for such distribution and notice to the Holders of record of the Debentures of the occurrence of each Change of Control within twenty Business Days after WPP Holdings obtains knowledge of such occurrence of a Change of Control.

WPP Holdings shall cause any such notice to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder of Debentures at its address appearing on the list provided for in Section 2.05, as promptly as possible but in any event at least ten days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record of the holders of WPP Holdings ADSs is to be taken for the purpose of such transaction, or, if a record is not to be taken, the date as of which the holders of WPP Holdings ADSs are to be determined, or (y) the date on which such transaction is expected to become effective or occur, and the date as of which it is expected that holders of WPP Holdings ADSs of record shall be entitled to exchange their WPP Holdings ADSs for securities or other property deliverable upon such transaction. Notwithstanding anything in this paragraph to the contrary, neither WPP Holdings nor the Company shall not be obligated under this Indenture to provide notice to Holders of a Change of Control, other than as set forth in the preceding paragraph.

11B.11 Effect of Reclassification, Consolidation, Merger, Share Exchange or Sale on Conversion Privilege.

If any of the following shall occur after the Scheme Effective Date, namely (i) any reclassification or change of outstanding WPP Holdings Ordinary Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination); (ii) any consolidation, combination, merger, scheme of arrangement or share exchange to which WPP Holdings is a party other than a merger or scheme of arrangement in which WPP Holdings is the continuing corporation and that does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding WPP Holdings Ordinary Shares; or (iii) any sale or conveyance of all or substantially all of the assets of WPP Holdings, then WPP Holdings, or such successor or purchasing corporation, as the case may be, and the Company shall, as a condition precedent to such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Debenture then outstanding shall have the right to convert such Debenture into (a) the Cash Conversion Amount and (b) the kind and amount of shares of capital stock and other securities and property (including cash) (“Acquiror Securities”) receivable upon such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance by a holder of the number of WPP Holdings Ordinary Shares deliverable upon conversion of such Debenture immediately prior to the record date or effective date, as applicable, of such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance. Such supplemental indenture shall provide for adjustments of the Conversion Price that shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Price provided for in this Article 11B. If, in the case of any such consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of WPP Holdings Ordinary Shares includes shares of capital stock or other securities and property of a corporation other than the successor or purchasing corporation, as the case may be, in such consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Debentures as the Board of Directors of the Company and the Board of Directors of WPP Holdings shall reasonably consider necessary by reason of the foregoing. The provision of this Section 11B.11 shall similarly apply to successive consolidations, combinations, mergers, schemes of arrangement, share exchanges, sales or conveyances. Notwithstanding the foregoing, a distribution by WPP Holdings to all or substantially all holders of its WPP Holdings Ordinary Shares for which an adjustment to the Conversion Price or provision for conversion of the Debentures may be made pursuant to Section 11B.06 shall not be deemed to be a sale or conveyance of all or substantially all of the assets of WPP Holdings for purposes of this Section 11B.11.

In the event WPP Holdings shall execute a supplemental indenture pursuant to this Section 11B.11, WPP Holdings shall promptly file with the Trustee an Opinion of Counsel stating that such supplemental indenture is authorized or permitted by this Indenture and an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Debentures upon the conversion of their Debentures after any such reclassification, change, consolidation, combination, merger, scheme of arrangement, share exchange, sale or conveyance, any adjustment to be made with respect thereto and that all conditions precedent have been complied with.

11B.12 Trustee’s Disclaimer.

The Trustee has no duty to determine when an adjustment under this Article 11B should be made, how it should be made or what such adjustment should be made, but may accept as conclusive evidence of the correctness of any such adjustment, and shall be authorized and protected in relying upon, the Officers’ Certificate with respect thereto which WPP Holdings is obligated to file with the Trustee pursuant to Section 11B.09. The Trustee shall not be accountable for and makes no representation as to the validity or value of any securities or assets issued upon conversion of Debentures, and the Trustee shall not be responsible for WPP Holdings’ failure to comply with any provisions of this Article 11B. Each Conversion Agent (other than WPP Holdings or an Affiliate of WPP Holdings) shall have the same protection under this Section 11B.12 as the Trustee.

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 11B.11, but may accept as conclusive evidence of the correctness thereof, and shall be authorized and protected in relying upon, the Officers’ Certificate with respect thereto which WPP Holdings is obligated to file with the Trustee pursuant to Section 11B.11.

11B.13 Voluntary Reduction.

WPP Holdings may, from time to time after the Scheme Effective Date, to the extent permitted by law and The Nasdaq Stock Market Marketplace Rules, reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case WPP Holdings shall give at least fifteen (15) days’ notice of such reduction. In particular, WPP Holdings may, at its option after the Scheme Effective Date, make such reduction in the Conversion Price, in addition to those set forth in Section 11B.06, as it deems advisable to avoid or diminish any income tax to holders of WPP Holdings Ordinary Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for tax purposes or for any other reasons.

11B.14 Simultaneous Adjustments.

In the event that this Article 11B requires adjustments to the Conversion Price under more than one of the subsections of Section 11B.06, and the record dates for the distributions giving rise to such adjustments shall occur on the same date, or if more than one event requiring adjustment pursuant to Section 11B.06 shall occur before completing the determination for the Conversion Price for the first event requiring such adjustment, then in each case, such adjustments shall be made in such order as determined by the WPP Holdings Board of Directors (whose determination shall, if made in good faith, be conclusive) as shall preserve for Holders the Conversion Price protection provided in Section 11B.06.

11B.15 Effectiveness; Cross References.

Following the Scheme Effective Date, all references to Article 11 or any Section thereof shall be deemed to be references to this Article 11B and the respective Sections hereof.”

Section 2.02 Amendment to Paragraph 8 of the Debenture. Effective from and after the Scheme Effective Date, paragraph 8 of the Debenture is hereby amended and restated to read in its entirety as follows:

“8. Conversion. Subject to the provisions of Article 11B of the Indenture, a Holder of a Debenture may convert such Debenture into the Cash Conversion Amount in cash payable by WPP and WPP Holdings ADSs representing a number of WPP Holdings Ordinary Shares equal to the Stock Conversion Amount divided by the Conversion Price; provided, however, that if such Debenture is called for redemption, the conversion right will terminate on the second Business Day immediately preceding the Redemption Date of such Debenture (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such Default is cured and such Debenture is redeemed). The initial conversion price is $8.84 per WPP Holdings Ordinary Share, subject to adjustment under certain circumstances as described in the Indenture (the “Conversion Price”). The number of shares of Common Stock issuable upon conversion of a Debenture prior to the Effective Time is determined by dividing the principal amount of Debentures converted by the Conversion Price in effect on the conversion date. The number of WPP Holdings Ordinary Shares represented by WPP Holdings ADSs issuable upon conversion of a Debenture from and after the Effective Time is determined by dividing (a) the Stock Conversion Amount by (b) the Conversion Price in effect on the conversion date. Upon conversion, no adjustment for interest (including Contingent Interest and Additional Amounts, if any), or dividends will be made. No fractional shares will be issued upon conversion; in lieu thereof, an amount will be paid by WPP in cash based upon the current WPP Holdings Market Price (as defined in the Indenture) of WPP Holdings ADSs on the last trading day prior to the date of conversion.

To convert a Debenture, a Holder must (a) complete and sign the irrevocable conversion notice set forth below (copies of which may also be obtained from the Conversion Agent) and deliver such notice to the Conversion Agent, (b) surrender the Debentures by delivering them to the Conversion Agent, at the office or agency maintained for such purpose in the Borough of Manhattan, The City of New York, (c) furnish appropriate endorsements and transfer documents if required by the Registrar or the Conversion Agent, (d) pay any transfer or similar tax, if required and (e) if the Debenture is held in book-entry form, complete and deliver to the Depositary appropriate instructions pursuant to the Depositary’s book-entry conversion programs. Upon satisfaction of such requirements, the Conversion Agent shall, on behalf of such Holder, immediately convert such Debentures into the Cash Conversion Amount and WPP Holdings ADSs representing the number of WPP Holdings Ordinary Shares described above. If a Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related Interest Payment Date, the Debenture must be accompanied by payment of an amount equal to the interest (including Contingent Interest and Additional Amounts, if any), payable on such Interest Payment Date on the principal amount of the Debenture or portion thereof then converted; provided, however, that no such payment shall be required if such Debenture has been called for redemption on a Redemption Date within the period between and including such record date and such Interest Payment Date, or if such Debenture is surrendered for conversion on the Interest Payment Date. A Holder may convert a portion of a Debenture equal to $1,000 or any integral multiple thereof.

A Debenture in respect of which a Holder has delivered a Holder Change of Control Acceptance Notice exercising the option of such Holder to require the Company to repurchase such Debenture as provided in Section 3.11 or a Purchase Acceptance Notice exercising the option of such Holder to require the Company to repurchase such Debenture as provided in Section 3.16 of the Indenture may be converted only if such notice of exercise is withdrawn in accordance with the terms of the Indenture.”

Article III.

MISCELLANEOUS

Section 3.01 Binding Agreement; Assignments. Whenever in this Third Supplemental Indenture any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party.

Section 3.02 Relation to Indenture. This Third Supplemental Indenture and all the terms and provisions herein contained shall form a part of the Indenture as fully and with the same effect as if all such terms and provisions had been originally set forth in the Indenture. The Indenture is hereby ratified and confirmed and shall remain and continue in full force and effect in accordance with its terms and provisions, as supplemented and amended by this Third Supplemental Indenture. The Indenture and this Third Supplemental Indenture shall be read, taken and construed together as one instrument.

Section 3.03 Counterparts. This Third Supplemental Indenture may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

Section 3.04 Governing Law. This Third Supplemental Indenture shall be governed by and construed in advance with the law of the State of New York.

Section 3.05 Effectiveness. This Third Supplemental Indenture shall be effective as of the Scheme Effective Date.

Section 3.06 Trustee. The recitals contained herein shall be taken as the statements of WPP, WPP Holdings and Grey, and the Trustee assumes no responsibility for their accuracy or correctness. The Trustee makes no representations as to the validity or sufficiency of this Third Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.

GREY GLOBAL GROUP INC.

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Chief Operating Officer

WPP GROUP PLC

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Group Finance Director

WPP 2005 PLC

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Group Finance Director

AMERICAN STOCK TRANFER & TRUST
COMPANY, as Trustee

By:	/s/ Herbert J. Lemmer
Name: Herbert J. Lemmer
Title: Vice President